SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) aND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                           GRUPO ELEKTRA, S.A. de C.V.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Series B Shares without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    P3642B163
                               -------------------
                                 (CUSIP Number)


                           Mr. Ricardo Salinas Pliego
                      Edificio Parque Cuiculico (Esmeralda)
                          Av. Insurgentes Sur, No. 3579
                            Col. Tlalpan La Joya 1400
                                   Mexico D.F.
                              (011) 5255-8582-7805
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                August 25, 2000
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. P3642B163                                            Page 2 of 7 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Ricardo Salinas Pliego

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)|X| (b)|_|

3         SEC USE ONLY

4         SOURCE OF FUNDS*
          PF

5         CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     |_|

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Mexico

 NUMBER OF     7       SOLE VOTING POWER
   SHARES              78,239,711
    BY
   EACH        8       SHARED VOTING POWER
 REPORTING             -0-
PERSON WITH
               9       SOLE DISPOSITIVE POWER
                       602,701,432

              10       SHARED DISPOSITIVE POWER
                       -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          602,701,432

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                           |_|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          25.7%

14        TYPE OF REPORTING PERSON*
          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. P3642B163                                            Page 3 of 7 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Investment Partners VIII, LLC

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)|X|
                                                                          (b)|_|

3         SEC USE ONLY

4         SOURCE OF FUNDS*
          00

5         CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     |_|

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

  NUMBER OF    7       SOLE VOTING POWER
   SHARES              55,610,709
     BY
    EACH       8       SHARED VOTING POWER
 REPORTING             -0-
PERSON WITH
               9       SOLE DISPOSITIVE POWER
                       -0-

              10       SHARED DISPOSITIVE POWER
                       -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -0-

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                           |_|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          -0-

14        TYPE OF REPORTING PERSON*
          CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

This Statement relates to the beneficial ownership of Series B Common Stock, no par value (the "Series B Shares"), of Grupo Elektra, S.A. de C.V. (the "Issuer"). On September 9, 2002, the Issuer announced and commenced the public trading a single class of shares, each representing 15 shares of the former Class A, Class B and Class L common shares. Notwithstanding the existence of the Issuer's new single class of shares, reference herein will be made to the Series B Shares (and corresponding CUSIP number) because such Series B Shares are the subject of this Schedule 13D and were in existence at the time of the events which gave rise to the filing of this statement. The address of the principal executive office of the Issuer is Edificio Parque Cuiculico (Esmeralda), Av Insurgentes Sur, No. 3579, Col. Tlalpan La Joya, 14000 Mexico, D.F.


ITEM 2.  IDENTITY AND BACKGROUND.

Investment Partners VIII, LLC ("IP VIII") is a Delaware limited liability company. IP VIII is principally involved in making investments and its principal business address is 100 Wilshire Blvd., Suite 1200, Santa Monica, California, 90401.

As of the date hereof, Mr. Ricardo Salinas Pliego is the sole member of IP VIII. The principal business address for Mr. Ricardo Salinas Pliego is Edificio Parque Cuiculico (Esmeralda), Av Insurgentes Sur, No. 3579, Col. Tlalpan La Joya, 14000 Mexico, D.F. Mr. Ricardo Salinas Pliego is a citizen of the United Mexican States.

During the last five years, neither IP VIII nor Mr. Ricardo Salinas Pliego (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceedings, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Under a series of stock option agreements (the "Stock Option Agreements") entered into on August 26, 1999, certain persons who held 310,031,601 Series B Shares (representing 16% of all Series B Common Stock outstanding) granted the rights to purchase such Series B Shares to a purchasing entity (together with certain assignees of such entity, the "Purchaser").

On May 19, 2000, IP VIII assumed all of the Purchaser's rights and obligations under the Stock Option Agreements. On August 25, 2000, Mr. Ricardo Salinas Pliego entered into an agreement to acquire 301,350,716 Series B Shares from IP
VIII. On August 26, 2000, Mr. Ricardo Salinas Pliego acquired 97.2% of the membership interests in IP VIII. As of the date hereof, Mr. Ricardo Salinas Pliego is the sole member of IP VIII.

In addition, in 2002, Mr. Ricardo Salinas Pliego entered into an agreement with Stichting Administratiekantoor Liverpool ("Liverpool"), a Dutch entity, for the purpose of acquiring 301,350,716 Series B Shares from Liverpool.


ITEM 4.  PURPOSE OF TRANSACTION.

IP VIII's assumption of all of the rights and obligations under the Stock Option Agreements and the agreements between IP VIII and Mr. Ricardo Salinas Pliego resulted in the disposition of 310,031,601 Series B Shares by the Purchaser, the beneficial ownership of such Series B Shares by IP VIII and the subsequent beneficial ownership of 301,350,716 Series B Shares by Mr. Ricardo Salinas Pliego. As described in Item 5, IP VIII has transferred all of its beneficial ownership interests in such 310,031,601 Series B Shares.

The agreements between Mr. Ricardo Salinas Pliego and Liverpool resulted in the disposition of 301,350,716 Series B Shares by Liverpool and the beneficial ownership of such Series B Shares by Mr. Ricardo Salinas Pliego.


ITEM 5.  INTEREST AND SECURITIES OF THE ISSUER.

     (a) Under the Stock Option Agreements, IP VIII has acquired 135,628,374 Series B Shares and has the right to acquire a further 174,403,227 Series B Shares. Taking into account its agreement with Ricardo Salinas Pliego and its other agreements for the sale, collectively, of 310,031,601 Series B Shares, as of the date hereof IP VIII would not be deemed to beneficially own any of the Series B Shares.

          Mr. Ricardo Salinas Pliego has received 78,239,711 Series B Shares and will receive an additional 223,111,005 Series B Shares pursuant to his agreements with IP VIII. In addition, under his agreements with Liverpool, Mr. Ricardo Salinas Pliego has the right to acquire 301,350,716 Series B Shares. As a result, Mr. Ricardo Salinas Pliego may be deemed to beneficially own 602,701,432 Series B Shares.

     (b) Mr. Ricardo Salinas Pliego has voting power with respect to 78,239,711 Series B Shares. IP VIII has voting power with respect to 55,610,709 Series B Shares.

     (c)  None.

     (d)  None.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Under the Stock Option Agreements, IP VIII has also acquired 60,448,209 Series A Shares and 3,550,643 Series L Shares and has the right to acquire an additional 117,662,233 Series A Shares. Under agreements with IP VIII and purchases from previous Purchasers.

Mr. Ricardo Salinas Pliego has also received 172,420,839 Series A Shares and will receive an additional 118,605,555 Series A Shares and 3,451,223 Series L Shares. Under his agreements with Liverpool, Mr. Ricardo Salinas Pliego also has the right to acquire an additional 3,451,225 Series L Shares.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

The following is filed herewith as an Exhibit to this Schedule 13D:

Exhibit 1 --   A  written  agreement   relating  to  the  filing  of  the  joint
               acquisition statement as required by Rule 13d-1(k)(1) under the Securities Act of 1934.

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of this 17th day of January, 2003.


RICARDO SALINAS PLIEGO


By:  /S/  FRANCISCO XAVIER BORREGO HINOJOSA LINAGE
   -----------------------------------------------
   Attorney-In-Fact




INVESTMENT PARTNERS VIII, LLC

By: Cappello Partners, LLC,
its Manager


By:  /S/  ROBERT DEUTSCHMAN
   ----------------------------
     Robert Deutschman